UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

ABS LONG/SHORT STRATEGIES FUND

(Name of Subject Company (Issuer))

ABS LONG/SHORT STRATEGIES FUND

(Name of Filing Person(s) (Issuer))

Founders’ Shares

(Title of Class of Securities)

00385P 109

(CUSIP Number of Class of Securities)

Laurence K. Russian

ABS Investment Management LLC

537 Steamboat Road

Greenwich, Connecticut 06830

(203) 618-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Edward C. Lawrence

Bernstein Shur, Sawyer & Nelson

100 Middle Street

Portland, ME 04104-5029

(207) 774-1200

April 17, 2018

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $19,130,879 (25% of 2/28/18 NAV)(a)	Amount of Filing Fee: $2,381.79(b)

(a) Calculated as the aggregate maximum purchase price to be paid for Founders’ Shares pursuant to the offer.

(b) Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,381.79

Form or Registration No.: SC TO-I

Filing Party: ABS Long/Short Strategies Fund

Date Filed: April 17, 2018

[  ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on April 17, 2018 by ABS Long/Short Strategies Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to purchase up to $19,130,879 of its Founders’ Shares (“Shares”) in the Fund on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on April 17, 2018.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Shareholders of Shares of the Fund (“Shareholders”) that desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 P.M., Eastern Time, on May 15, 2018.

2. As of May 15, 2018, one (1) Shareholder validly tendered their Shares and did not withdraw such tender prior to the expiration of the Offer. The validly tendered Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of June 29, 2018 in the amount of $986,202.

4. On July 12, 2018, the one Shareholder who validly tendered their Shares and did not withdraw such tender prior to the expiration of the Offer, was issued a non-interest bearing, non-transferable promissory note (a “Note”) entitling the Shareholder to one or more payments in cash totaling one hundred percent (100%) of the unaudited net asset value of the tendered Shares in accordance with the terms of the Offer. The one Shareholder did not tender all of their Shares in the Fund (the “Partial Tender”). Therefore, pursuant to the Notes, on July 26, 2018, the Fund made a cash payment to the Partial Tender equal to 100% of the unaudited net asset value of the portion of the Shares tendered by the Partial Tender as of June 29, 2018. The cash payment was wired on July 26, 2018 to the account designated by the Partial Tender in their Letter of Transmittal.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ABS Long/Short Strategies Fund

By:	/s/ Laurence K. Russian
Name: Laurence K. Russian
Title: President and Chief Executive Officer

August 2, 2018

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